Exhibit 99.1

NEWS RELEASE

Lorus Therapeutics Announces Clinical Study Progress with its Anticancer Drug LOR-253 and Expansion to a Second Major Site

TORONTO, CANADA, June 14, 2012 - Lorus Therapeutics Inc. (TSX: LOR) (“Lorus”), a biopharmaceutical company specializing in the discovery, research and development of pharmaceutical products and technologies for the management of cancer, today announced the addition of MD Anderson Cancer Center as a second site in the ongoing Lorus Phase I clinical trial with its first-in-class anticancer drug LOR-253, under the direction of Dr. Jennifer Wheler as the Principal Investigator.

This study, being conducted in patients with solid tumors for whom no effective therapy is available or in patients who were unresponsive to conventional therapy, is already in progress at another leading research institution, Memorial Sloan Kettering Cancer Center in New York, with Dr. Andrea Cercek as Principal Investigator and Dr. Leonard Saltz as Co-Investigator.

These two sites are among the most widely recognized centers for cancer research and clinical oncology trials in the United States.

The study has already successfully completed the accelerated drug dose escalation stage (Stage 1), with further escalation under way in the non-accelerated dose escalation stage (Stage 2) for the purpose of determining the maximal tolerated dose level and recommended Phase II dose. With dosing already at more than 5 times the starting dose level, this is an important point in the trial to expand the investigation to another site for further dose escalation and evaluation of the effects of the drug as a single agent.

The addition of a second site expands patient availability for enrollment now that the study has entered Stage 2. Upon completion of the final dose of this stage, the study will be further expanded to include biopsy-suitable patients for evaluating direct drug effects in the tumors.

LOR-253 is an inducer of the intracellular tumor suppressor factor KLF4 as a principal mechanism of action for its anticancer activity. The MD Anderson Cancer Center is not only the largest oncology clinical trial center in the United States, but also has an ongoing research program on KLF4 as a cancer target.

Lorus’ President and CEO, Dr Aiping Young, commented: “We are delighted to have the opportunity to collaborate with the MD Anderson Cancer Center on our LOR-253 clinical program, with the added benefit of their established expertise on biomarkers for targeted cancer therapy including KLF4”.

About LOR-253

LOR-253 represents a new class of anticancer agent, which we believe may offer a competitive advantage over conventional drugs. This drug candidate has shown selective and potent antitumor activity in preclinical investigations with a variety of human cancers, including colon cancer and non-small cell lung cancer, and has demonstrated an excellent therapeutic window due to its low toxicity. LOR-253 is a first-in-class small molecule that has been optimized to inhibit the novel cancer target Metal-Responsive Transcription Factor 1 (MTF-1). MTF-1 is over-expressed in selective cancer indications, and its down-regulation by LOR-253 results in induction of the novel tumor suppressor Krüppel-like factor 4 (KLF4), leading to the down-regulation of cyclin D1, an important regulator of cell cycle progression and cell proliferation. MTF-1 down-regulation also results in decreased expression of genes involved in the adaptation of tumors to hypoxia (low oxygen content) and angiogenesis. Increased angiogenesis and alterations in the cyclin D1 regulatory pathway have been linked to the development of cancer.

About Lorus

Lorus is a biopharmaceutical company focused on the discovery, research and development of novel therapeutics in cancer. Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination with other drugs, to successfully manage cancer. The Company also has expertise in antimicrobial drug discovery. Lorus Therapeutics Inc. is listed on the Toronto Stock Exchange under the symbol LOR.

Forward Looking Statements

This press release may contain forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to: our ability to fund our operations and ongoing and future clinical research programs, our research program plans, our plans to conduct clinical trials, our ability to enroll the necessary patients to complete ongoing clinical trials, the successful and timely completion of clinical studies and the regulatory approval process, our ability to continue as a going concern, , the Company’s plans, objectives, expectations and intentions and other statements including words such as “continue”, “believe”, “plan”, “expect”, “intend”, “will”, “should”, “may”, and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others: our ability to continue as a going concern, our ability to obtain the capital required for research and operations, the inherent risks in early stage drug development including demonstrating efficacy, development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” in our Annual Information Form underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

Lorus Therapeutics Inc.’s recent press releases are available through the Company’s website at www.lorusthera.com. For Lorus' regulatory filings on SEDAR, please go to www.Sedar.com.

Enquiries:

For further information, please contact:

Grace Tse, 416-798-1200 ext. 380; ir@lorusthera.com

Christine Stewart, 416-644-2020; cstewart@renmarkfinancial.com